GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2021 and 2020

(Expressed in United States dollars)

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of November 10, 2021 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

1. Third quarter 2021 highlights

Key Metrics of the Asanko Gold Mine (on a 100% basis)

  Production performance: Gold production of 49,543 ounces during the quarter.  Year-to-date production of 159,963 ounces. Full year gold production has been revised from 225,000-245,000 ounces to 215,000-220,000 ounces due to lower mined grades at Esaase and the resulting impact on plant recovery.

  Financial performance: Reported gold revenue of $85.2 million generated from 48,435 gold ounces sold at an average realized price of $1,758/oz, net income after tax of $7.7 million and Adjusted EBITDA1 of $16.6 million during the quarter.

  Cost performance: Total cash costs per ounce1  of $1,273 and all-in sustaining costs1 ("AISC") of $1,598/oz during the quarter.  Year-to-date AISC1 of $1,397/oz, in line with revised cost guidance (as of Q2 2021) of $1,350-$1,450/oz. Refer to section "6. Guidance and outlook" for details on full year capital expenditure forecast.

  Milling performance: The processing plant achieved a quarterly milling performance of 1.5 million tonnes ("Mt") at an average plant feed grade of 1.1g/t with metallurgical recovery of 90%.

  Akwasiso development: Stripping activities at Akwasiso, impacted by inclement weather, advanced during the quarter and are expected to be completed Q4 2021.

  Focus on exploration: Continued investment in exploration with drilling programs at Midras South, Kaniago West and Dynamite Hill Extension progressing during the quarter.

  Culture of safety: There was one lost-time injury ("LTI") and one total recordable injury ("TRI") reported during the quarter, resulting in 12-month rolling LTI and TRI frequency rates of 0.20 and 0.41 per million employee hours worked, respectively.

  Stable liquidity: $53.0 million in cash, $5.6 million in gold sales receivables and $4.7 million in gold on hand as of September 30, 2021, and no debt.

Highlights of the Company

  Stable balance sheet: Cash on hand of $55.8 million and $6.1 million in receivables as at September 30, 2021, while remaining debt-free.

  Earnings delivery: Generated net income after tax of $4.1 million or $0.02 per share during the quarter and Adjusted EBITDA1 of $6.2 million.

  Addition to Board of Directors: Appointed Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021.

1 See "8. Non-IFRS measures"

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

2. Business overview

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV of $6.5 million. Gold Fields Limited ("Gold Fields") owns a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach processing plant, with a current nameplate capacity of 5.4 million tonnes per annum.

In addition to its interest in the AGM, the Company holds gold concessions in various stages of exploration in Ghana and Mali.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American Exchange under the symbol "GAU".

Key business developments in 2021

Changes to executive management

During Q2 2021, the Company announced that Greg McCunn had stepped down as CEO and as a director of the Company. Matt Badylak, the Company's former COO, was appointed to the position of CEO and also joined the Company's Board of Directors. Mr. Badylak has held a number of senior management roles in operations over his 20 years of mining experience across North America, Australia, Asia and Africa and holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth.

Additions to the Board of Directors

During Q3 2021, the Company appointed Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021. Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

Early-Stage Exploration

Asumura (Ghana, West Africa)

The Company's wholly owned Asumura property is located along the northwestern boundary of the Sefwi gold belt, approximately 65km southwest and along strike from Newmont Corporation's Ahafo mine. The Asumura property consists of the Asumura, Fosukrom and Pomaakrom concessions, collectively covering approximately 247km2, and are jointly referred to as the Asumura property. The local geological setting and north-easterly trending structures and cross structures result in multiple areas of exploration interest on a significant land package in Ghana.

Galiano Mali (Mali, West Africa)

During Q1 2021, the Company acquired 100% of ABG Mali Exploration SARL ("Galiano Mali") from a subsidiary of Barrick Gold for cash consideration of $1.5 million.  This property is strategically located on the Senegal Mali Shear zone, host to large gold deposits, including Loulo-Gounkoto and Fekola to the south and Sadiola and Yatela to the north. The concessions cover over 167km2.

Environmental, Social and Corporate Governance

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the "Cyanide Code"), which is recognized as an international best practice.  Refer to section "3. Results of the AGM" for further details.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Galiano has commissioned an independent human rights impact assessment and the results of this study may result in additional changes to the Company's governance processes.  In addition, the Company has also established an independent tailings review panel to help advise the Sustainability Committee of the Board on managing risks and implementing best practices with respect to the AGM's tailings management facility. This panel includes renowned experts in geochemistry, hydrology and geotechnical and geological engineering and compliments the existing managerial and technical skill sets at the AGM, Galiano corporate, as well as the contracted Engineer-of-Record to oversee the tailings management facility.

Work continued on assessing the development of the Company's climate change adaptation plan. This includes the examination of renewable energy sources, energy efficiencies and risk management strategies in terms of mitigating future impacts of climate change to the business and our stakeholders. In collaboration with its JV partner, the Company also undertook an International Council of Mining and Metals ("ICMM") Performance Expectations readiness self-assessment exercise in Q1 2021 and developed an action log in Q2 2021 which will support future efforts towards alignment of the ICMM Mining Principles.

Galiano recently published its 2020 Sustainability Report which is available on the Company's website.

COVID-19 Update

The JV continues to operate in all material respects with ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, rapid testing and isolation of affected persons. The AGM has a polymerase chain reaction testing machine capable of processing up to 40 samples per day which is in the process of being certified by the Ghana health authorities. Additionally, dedicated on-site accommodations are available to isolate infected and suspected-to-be-infected individuals, limiting on-site cross contamination and expediting return to work timelines. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM, to date the AGM's operations have been able to continue uninterrupted in all material respects with the majority of confirmed cases cleared and those employees resuming normal duties after completing a two-week isolation. The AGM has provided vaccine education training to its employees and vaccination roll-out is ongoing.

The Company's offices in Vancouver and Accra are observing local regulations with restrictions and protocols in place.

The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM at pre-pandemic levels.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Financial and operating highlights

	Three months ended September 30,		Nine months ended September 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2021	2020	2021	2020
Galiano Gold Inc.
Net income after tax	4,118	3,205	22,150	39,705
Adjusted EBITDA[1]	6,216	6,478	28,155	44,726

Asanko Gold Mine (100% basis)
Financial results
Revenue	85,281	100,713	291,305	307,026
Income from mine operations	12,970	17,421	66,975	101,675
Net income after tax	7,668	12,426	50,103	89,972
Adjusted EBITDA[1]	16,601	24,347	75,117	120,256

Cash generated from operating activities	26,473	18,526	72,649	104,325
Free cash flow[1]	11,943	(4,154)	29,538	45,380
AISC margin[1]	7,750	20,133	60,613	106,045

Key mine performance data
Gold produced (ounces)	49,543	48,974	159,963	184,333
Gold sold (ounces)	48,435	53,975	164,708	183,152

Average realized gold price ($/oz)	1,758	1,861	1,765	1,673

Operating cash costs ($ per gold ounce)[1]	1,185	1,150	1,064	804
Total cash costs ($ per gold ounce)[1]	1,273	1,244	1,153	887
All -in sustaining costs ($ per gold ounce)[1]	1,598	1,488	1,397	1,094

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and nine months ended September 30, 2021 and 2020, unless otherwise noted.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,464	958	4,638	4,229
Waste tonnes mined (000 t)	10,017	11,321	28,642	26,499
Total tonnes mined (000 t)	11,481	12,279	33,280	30,728
Strip ratio (W:O)	6.8	11.8	6.2	6.3
Average gold grade mined (g/t)	1.3	1.4	1.3	1.5
Mining cost ($/t mined)	3.28	3.13	3.21	3.49

Ore transportation from Esaase (000 t)	1,272	581	3,404	1,511
Ore transportation cost ($/t trucked)	5.88	7.59	6.15	7.86

Ore tonnes milled (000 t)	1,542	1,467	4,461	4,505
Average mill head grade (g/t)	1.1	1.1	1.2	1.4
Average recovery rate (%)	90%	93%	93%	94%
Processing cost ($/t treated)	9.68	10.80	9.95	10.53

a) Health and Safety

There was one LTI and one TRI reported during the quarter. The AGM's LTI and TRI frequency rates for the nine months ended September 30, 2021 were both 0.14 per million employee hours worked, while the 12-month rolling LTI and TRI frequency rates are 0.20 and 0.41 per million employee hours worked, respectively.

b) Mining

During Q3 2021, the AGM primarily sourced ore from the Esaase Main pit, which delivered 1.3Mt of ore at an average gold grade of 1.4g/t and a strip ratio of 5.6:1. At the Akwasiso pit, waste stripping activities for the Cut 3 pushback, which commenced in late March 2021, were ongoing with 2.6Mt of waste mined during the quarter. Inclement weather during the quarter delayed the completion of the Cut 3 pushback, which is now forecast to complete in Q4 2021.

Mining cost per tonne for Q3 2021 was $3.28 compared to $3.13 during Q3 2020, an increase of 5%. The higher mining cost per tonne in Q3 2021 was predominantly due to lower tonnages mined relative to Q3 2020, which had the effect of increasing certain fixed mining costs on a per unit basis. Mining costs in Q3 2021 were also adversely affected by rising fuel and other consumables costs. These factors were partly offset by lower load and haul costs as a higher proportion of mined tonnes were sourced from Esaase (as opposed to both Esaase and Akwasiso in Q3 2020), which realizes a lower relative cost per tonne mined.

The AGM continues to apply a differential stockpiling and feed arrangement process for Esaase, in line with the LOM plan, to prioritize higher margin material on the haul road.  As a consequence, mined grades may be higher than plant feed grades during a reporting period.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

At Esaase, the AGM continued to advance a study to refine the structural, geological and mineralization models augmented with a targeted infill drilling program to derive a more nuanced appreciation of the geological controls on mineralization and to better define the grade variability observed in the areas mined during the two years of operations at Esaase. In addition, investigations continue to examine the modeling methodologies and most appropriate data density required to further understand the grade distribution within the Esaase deposit. The objective of this work is to improve reconciliation between the Mineral Resource Estimate and the grade control model culminating in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of December 31, 2021 which the Company expects to release in Q1 2022 (refer to section "6. Guidance and outlook"). The Company previously expected to release its Mineral Resource and Reserve update in Q4 2021, however work remains ongoing with our JV partner to finalize the Mineral Resource and Reserve models.

c) Processing

The AGM produced 49,543 ounces of gold during Q3 2021, as the processing plant achieved milling throughput of 1.5Mt of ore at a grade of 1.1g/t and metallurgical recovery averaging 90%. The gold feed grade processed through the mill was lower than that mined during the quarter as the AGM supplemented ore hauled from Esaase with lower grade stockpile material while Akwasiso Cut 3 stripping activities were ongoing. The lower grades milled and presence of proportionately higher Cobra ore (material containing higher organic carbon) also adversely effected plant recoveries during the quarter.

Processing cost per tonne for Q3 2021 was $9.68 compared to $10.80 during Q3 2020, a decrease of 10%. The lower processing cost per tonne in Q3 2021 was primarily due to lower maintenance costs and consumables consumption, and a 5% increase in total tonnes milled which had the effect of decreasing fixed processing costs on a per unit basis. These factors were partly offset by an increase in cyanide costs ($0.7 million increase) due to the nature of the Esaase oxide ore that was processed during the quarter.

d) Total cash costs and AISC

For the three and nine months ended September 30, 2021, total cash costs per ounce1 were $1,273 and $1,153, respectively, compared to the three and nine months ended September 30, 2020 of $1,244 and $887, respectively.  Total cash costs were 2% and 30% higher in Q3 2021 and YTD 2021, respectively, relative to the prior periods. Cash costs were marginally higher in Q3 2021 due in part to lower gold sales volumes which had the effect of increasing fixed production costs on a per unit basis, and higher ore transportation costs which was muted by the fact that during the comparative period a net realizable value ("NRV") adjustment of $5.9 million was recognized against production costs.  Cash costs were significantly higher in 2021 YTD again due to lower gold sales volumes in the period and higher ore transportation costs, while the AGM also experienced general inflationary pressures on fuel and consumables and government levies in 2021.  Additionally, the AGM recognized a gain on termination of a mining contractor services lease agreement in Q2 2020 which was recorded as a credit to production costs.

Relative to Q2 2021, total cash costs per ounce1 were higher in Q3 2021, increasing by 3% from $1,236 to $1,273. The increase in total cash costs per ounce1 from Q2 2021 was primarily due to the impact of lower gold sales volumes in Q3 2021 which had the effect of increasing fixed production costs on a per unit basis, which was partly offset by lower overhead costs and the reversal of previously recorded NRV adjustments on stockpile inventory in Q3 2021.

For the three and nine months ended September 30, 2021, AlSC1 for the AGM amounted to $1,598/oz and $1,397/oz, respectively, compared to AISC1 of $1,488/oz and $1,094/oz for the three and nine months ended September 30, 2020, respectively. The increase in AlSC1 from Q3 2020 to Q3 2021 was predominantly due to higher sustaining capital expenditures and stripping costs related to the raise of the tailings storage facility and the Akwasiso Cut 3 pushback, respectively.

Relative to Q2 2021, AlSC1 for Q3 2021 increased from $1,497/oz to $1,598/oz, an increase of 7%. The increase in AISC1 was primarily due to higher sustaining capital expenditures and stripping costs as discussed above.

For the three and nine months ended September 30, 2021, the AGM incurred non-sustaining capital and exploration expenditures (net of changes in payables) of $4.8 million and $20.4 million, respectively, compared to $14.7 million and $34.4 million during the comparative periods in 2020. Non-sustaining capital expenditures of $11.6 million (cash basis) during 2021 related primarily to the resettlement of the Tetrem village near Esaase and construction of water treatment plants, while $8.8 million of non-sustaining exploration expenditures related to the AGM's drilling programs, specifically on the Miradani and Abore tenements (refer to section "3.2 Development and exploration update").

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

e) Environmental, Social and Corporate Governance

The Company believes that a comprehensive sustainability program is integral to meeting its strategic objectives as it will assist the JV to positively support relationships with its stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV's mines. The Company's most recent annual sustainability report is available on the Company's website at www.galianogold.com and has also been distributed electronically to local and national stakeholders in Ghana.

The Company has adopted the International Council for Mining and Metals health and safety injury classification and methodology with an objective to provide a more accurate picture of the Company and JV's safety behaviour as well as assist in benchmarking more directly against respective peers for health and safety performance going forward.

The Company has also formed an independent review panel to advise the Company on how to effectively manage and mitigate risks with respect to the AGM's tailings storage facility. This panel includes renowned experts in geochemistry, hydrology, geotechnical and geological engineering. Additionally, the Company commissioned an independent human rights impact assessment of the AGM which reflects Galiano's commitment to our newly adopted Human Rights Policy. This assessment will be completed in Q4 2021 and may result in additional changes to our governance practices to ensure ongoing alignment to evolving international best practices. The Company, in collaboration with its JV partner, undertook studies and follow-up action items with respect to the International Council for Mining and Metals Performance Expectations readiness self-assessment exercise as well as a Climate Change Vulnerability Risk Assessment.

On July 1, 2021, the AGM received its full Cyanide Code Certification after completion of an independent third-party cyanide management audit. The AGM has aligned its approach to cyanide management at all operations with the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (the "Cyanide Code"), which is recognized as an international best practice.  Furthermore, the AGM has fully integrated the Cyanide Code principles and standards of practice into its Health, Safety and Environmental Management Systems to protect human health and reduce the potential for environmental impacts. Certification under the Cyanide Code is a significant achievement for the AGM and reflects the Company's ongoing commitment to adhering to international mining industry best practices.

3.2 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

a) Tetrem Village Relocation

The resettlement of the Tetrem village was completed during Q2 2021 with all housing and other village structures handed over to the local residents.  Housing deficiency reviews and corresponding remediation work are ongoing. Expenditures on the project in YTD 2021 amounted to $5.0 million.

b) Exploration

The JV holds a district-scale land package of 21,300 hectares on the Asankragwa Gold Belt. During Q2 2020, Galiano announced the exploration strategy for the JV that was developed in collaboration with the JV partner with the three key objectives being:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior overall economics to Cut 3 at Nkran.

iii) To advance exploration targets with significant potential to be in production to replace Esaase.

The following exploration programs were undertaken during the quarter or are planned to evaluate the current and potential expanded mineralization of each project to improve the mineral resource estimate and to assess the broader potential of each project.

  Miradani North - located 10km south-west of the processing plant and was initially drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. Previous drill results were reported in news releases dated April 30, 2019, November 30, 2020, February 1, 2021, February 25, 2021 and May 20, 2021. Refer to these news releases for additional information regarding these drill results, including data verification and quality assurance and quality control measures. Phase 3 drilling was completed in Q2 2021, with 19,609m completed in 83 holes over three phases of drilling from Q1 2019 to Q2 2021.  A maiden resource estimate for Miradani North is expected in Q1 2022.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

  Abore - located 13km north of the processing plant along the Esaase haul road. Drill holes were designed to upgrade existing resources and extensions to the ore body to the north and south.  During 2021, 39 holes were completed with 5,458m drilled at Abore North and West, effectively closing off mineralization to the north and west. Mineralization does however, remain open at depth, with several high grade shoots identified, plunging steeply to the north. A revised mineral resource estimate is expected in Q1 2022.

  Midras South - located 5km southwest of the processing plant, previously explored in 2015 and 2017 and currently has no stated resources. The JV has planned a 4,175m drill program targeting definition of the ore body as well as extensions to the south and at depth. During 2021, 19 holes were completed totaling 3,724m. All results have been received and are being collated in order to plan and design a follow-up drill program.

  Dynamite Hill Extension - a drill program has been designed to identify potential near surface mineralization to support an additional mining cut at Dynamite Hill. During Q3 2021, 30 holes were completed totaling 6,110m. The Company expects to have an updated mineral resource estimate by the end of Q1 2022.

  Kaniago West - located 5km northwest of the processing plant and previously explored by the predecessor owner. A drill program of 4,100m has been planned to confirm historic assay results and investigate depth and strike extends of the deposit.  During the quarter, 13 holes were completed for a total 2,601m with assay results pending. Geological observations to date have noted broad zones of quartz breccia and veining with associated visible gold beneath and along strike from narrow, near surface zones. Mineralization remains open at depth and along strike.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

3.3 Financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three and nine months ended September 30, 2021 and 2020. These results are presented on a 100% basis.

Three and nine months ended September 30, 2021 and 2020

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$

Revenue	85,281	100,713	291,305	307,026

Cost of sales:
Production costs	(57,531)	(63,454)	(176,840)	(149,514)
Depreciation and depletion	(10,516)	(14,803)	(32,925)	(40,486)
Royalties	(4,264)	(5,035)	(14,565)	(15,351)
Income from mine operations	12,970	17,421	66,975	101,675

Exploration and evaluation expenditures	(3,343)	(2,630)	(8,781)	(6,435)
General and administrative expenses	(2,113)	(2,364)	(7,567)	(6,005)
Income from operations	7,514	12,427	50,627	89,235
Finance expense	(614)	(890)	(2,256)	(2,112)
Finance income	58	64	168	223
Foreign exchange gain	710	825	1,564	2,626
Net income after tax for the period	7,668	12,426	50,103	89,972

Average realized price per gold ounce sold ($)	1,758	1,861	1,765	1,673
Average London PM fix ($)	1,790	1,909	1,800	1,735
All-in sustaining costs ($ per gold ounce)[1]	1,598	1,488	1,397	1,094
All-in sustaining margin ($ per gold ounce)[1]	160	373	368	579
All-in sustaining margin ($'000)[1]	7,750	20,133	60,613	106,045

 Revenue

During Q3 2021, the AGM sold 48,435 ounces of gold at an average realized gold price of $1,758/oz for total revenue of $85.3 million (including $0.1 million of by-product silver revenue). During Q3 2020, the AGM sold 53,975 ounces of gold at an average realized gold price of $1,861/oz for total revenue of $100.7 million (including $0.3 million of by-product silver revenue). The decrease in revenue quarter-on-quarter was a function of a 10% reduction in sales volumes and a 6% decrease in realized gold prices.

During the nine months ended September 30, 2021, the AGM sold 164,708 ounces of gold at an average realized gold price of $1,765/oz for total revenue of $291.3 million (including $0.5 million of by-product silver revenue). During the comparative period of 2020, the AGM sold 183,152 ounces of gold at an average realized gold price of $1,673/oz for total revenue of $307.0 million (including $0.7 million of by-product silver revenue). The decrease in revenue year-on-year was due to a 10% decrease in sales volumes during 2021, partially offset by a 6% improvement in average realized gold prices.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of September 30, 2021, 1,247,888 gold ounces have been delivered to Red Kite under the offtake agreement (December 31, 2020 - 1,083,180 gold ounces).

Production costs and royalties

During the three and nine months ended September 30, 2021, the AGM incurred production costs of $57.5 million and $176.8 million, respectively, compared to $63.5 million and $149.5 million in the comparative periods of 2020, respectively.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Production costs were lower in Q3 2021 primarily due to a reversal of NRV adjustments that resulted in a $0.7 million credit to production costs; whereas, in Q3 2020, a downward NRV adjustment resulted in the recording of $5.9 million expense to production costs.

Production costs were higher in 2021 primarily due to higher operating cash costs per ounce1 resulting from an increase in total tonnes mined, inflationary pressures on fuel, consumables and labour, and an increase in ore transportation costs associated with trucking ore from Esaase to the process plant as a higher proportion of ore was sourced from Esaase.

Production costs for the three and nine months ended September 30, 2021 were reported net of capitalized stripping costs of $2.0 million and $7.1 million, respectively (three and nine months ended September 30, 2020 - $8.7 million and $14.3 million, respectively).

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $4.3 million and $14.6 million for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $5.0 million and $15.4 million, respectively). Royalty expense was lower in Q3 2021 and year-to-date 2021 due to lower earned revenues.

Depletion and depreciation

Depreciation and depletion on mineral properties, plant and equipment ("MPP&E") recognized during Q3 2021 was $10.5 million  compared to $14.8 million for Q3 2020. Depreciation and depletion expense on MPP&E decreased from Q3 2020 to Q3 2021 primarily due to lower gold ounces sold in Q3 2021 and the recording of a downward NRV adjustment on stockpile inventory in Q3 2020 of which $1.7 million was expensed as depreciation. Partly offsetting these factors was an increase in depreciation expense on right-of-use assets (capitalized service and lease agreements) during Q3 2021 compared to Q3 2020 ($1.4 million increase).

Depreciation and depletion on MPP&E incurred during the nine months ended September 30, 2021 was $32.9 million compared to $40.5 million for the nine months ended September 30, 2020. Depreciation and depletion expense on MPP&E decreased from 2020 to 2021 primarily due to lower gold ounces sold in 2021 and lower depreciation on deferred stripping assets as during 2020 Nkran Cut 2 stripping costs were fully depleted ($11.3 million decrease). Partly offsetting these factors was an increase in depreciation expense on right-of-use assets (capitalized service and lease agreements) during 2021 compared to 2020 ($3.7 million increase).

Exploration and evaluation expenditures

During Q3 2021, the AGM incurred exploration and evaluation ("E&E") expense of $3.3 million (see 3.2 "Development and exploration update") compared to $2.6 million of E&E expenditures expensed in Q3 2020. During the nine months ended September 30, 2021, the AGM incurred E&E expenditures of $8.8 million compared to $6.4 million of E&E expenditures expensed during the same period in 2020. The increase in E&E expenditures was to support the ongoing work associated with updating the AGM's mineral resource estimate, primarily on the Miradani and Abore tenements.

General and administrative ("G&A") expenses

During the three and nine months ended September 30, 2021, the AGM incurred G&A expenses of $2.1 million and $7.6 million, respectively, compared to $2.4 million and $6.0 million in the comparative periods of 2020, respectively. The decrease in G&A expense from Q3 2020 to Q3 2021 was due to a reduction share-based compensation expense ($0.2 million decrease).  The increase in G&A expense for YTD 2021 was primarily related to consulting costs incurred as part of a strategic initiative to review and improve the AGM's supply chain and procurement processes over the life of mine, which may result in long-term cost savings, partly offset by the aforementioned reduction in share-based compensation expense.

Finance expense

During Q3 2021, finance expense decreased compared to Q3 2020 as during the prior period the AGM's revolving credit facility ("RCF") was fully drawn at $30.0 million resulting in higher interest expense.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

For the nine months ended September 30, 2021, finance expense increased from $2.1 million to $2.3 million due to an increase in accretion charges on asset retirement provisions and premiums paid on the JV's gold hedging instruments, which were partly offset by lower interest expense on the AGM's lease liabilities.

The JV continues to manage the AGM's exposure to gold price risk, with an objective of margin protection, by periodically entering into short-dated hedging programs.

3.4 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
AGM 100% Basis (in thousands of US dollars)	$	$	$	$
Cash provided by:
Operating cash flows before working capital changes	18,853	28,422	85,299	129,209
Operating activities	26,473	18,526	72,649	104,325
Investing activities	(12,391)	(18,972)	(33,112)	(46,854)
Financing activities	(2,246)	(4,156)	(50,643)	(57,878)
Impact of foreign exchange on cash and cash equivalents	(160)	60	(162)	(62)
Increase (decrease) in cash and cash equivalents during the period	11,676	(4,542)	(11,268)	(469)
Cash and cash equivalents, beginning of period	41,310	47,831	64,254	43,758
Cash and cash equivalents, end of period	52,986	43,289	52,986	43,289

Cash flows from operating activities

During Q3 2021, the AGM generated cash flows from operations of $26.5 million, which was positively impacted by a $14.9 million decrease in receivables and $2.2 million increase in accounts payable and accrued liabilities. These positive working capital changes were partly offset by an $8.4 million increase in inventories and a $1.0 million increase in prepaid expenses.

The increase in operating cash flows in Q3 2021 compared to Q3 2020 was the result of a $17.5 million decrease in working capital requirements primarily related to a decrease in the JV's receivables. This factor was partially offset by an $8.7 million decrease in the JV's mine operating income (excluding depreciation).

During the nine months ended September 30, 2021, the AGM generated cash flows from operations of $72.6 million, which was negatively impacted by a $9.3 million increase in inventories, a $2.4 million decrease in accounts payable and accrued liabilities and a $1.1 million increase in receivables.

The decrease in operating cash flows for the nine months ended September 30, 2021 compared to the same period in 2020 was primarily the result of a $42.3 million decrease in the JV's mine operating income (excluding depreciation), partly offset by a $12.2 million improvement in working capital requirements.

Cash used in investing activities

During Q3 2021, the AGM invested $12.4 million in additions to MPP&E. Total cash expenditure on MPP&E during the quarter included $4.7 million in deferred stripping costs, $6.3 million in sustaining capital related primarily to raising the height of the TSF, $1.4 million in development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit and ongoing work on the Esaase and Obotan water treatment plants.

The decrease in cash flows invested in MPP&E from Q3 2020 to Q3 2021 was primarily due to lower expenditures on development capital ($10.6 million decrease) as the Tetrem village building construction was completed in Q2 2021. The decrease in development capital was offset by an increase in sustaining capital ($2.8 million increase) due to the TSF raise and deferred stripping ($1.3 million increase) due to the Akwasiso Cut 3 pushback.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

During the nine months ended September 30, 2021, the AGM invested $33.2 million in additions to MPP&E. Total cash expenditure on MPP&E included $8.6 million in deferred stripping costs, $13.0 million in sustaining capital related primarily to raising the height of the TSF and purchase of spare mill girth gears, $9.4 million in development capital related primarily to the Tetrem village relocation adjacent to the Esaase deposit and ongoing work on the Esaase and Obotan water treatment plants, and $2.2 million in exploration costs relating to tenements with defined mineral reserves.

The decrease in cash flows invested in MPP&E for the nine months ended September 30, 2021 was primarily due to lower development capital primarily related to the Tetrem village relocation ($16.4 million decrease), partly offset by an increase in sustaining capital expenditures ($1.5 million increase) and capitalized stripping costs ($1.1 million increase).

Cash used in financing activities

During Q3 2021, $2.2 million of cash used in financing activities related primarily to lease payments of $2.1 million on the JV's services and mining contractor lease agreements.

The decrease in cash used in financing activities from Q3 2020 to Q3 2021 was primarily due to a $1.6 million decrease in lease payments as a result of the JV having fewer leases outstanding during the current period.

During the nine months ended September 30, 2021, $50.6 million of cash used in financing activities related primarily to preferred share distributions to the JV partners totaling $10.0 million ($5.0 million to each partner), repayment in full of the $30.0 million then outstanding on RCF and lease payments of $10.0 million on the JV's services and mining contractor lease agreements.

The decrease in cash used in investing activities from 2020 to 2021 was primarily due to $75.0 million in distributions paid to the JV partners in 2020, which was partly offset by $30.0 million drawn on the RCF in Q1 2020. Whereas, in 2021, cash used in financing activities included repayment of the $30.0 million drawn on the RCF and a $10.0 million distribution paid to the JV partners ($5.0 million to each partner). In addition, the JV's lease payments decreased by $2.1 million in the current year as there were fewer leases outstanding.

Liquidity position

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank. The term of the RCF is three years, maturing in September 2022, and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.33% and 1.40%. During the nine months ended September 30, 2021, the JV repaid in full the $30.0 million then outstanding on the RCF and as such the balance of the RCF as of September 30, 2021 was $nil (December 31, 2020 - $30.0 million).

As at September 30, 2021, the JV held cash and cash equivalents of $53.0 million, $5.6 million in receivables from gold sales and $4.7 million in gold on hand. This compares to December 31, 2020 when the JV held $64.3 million in cash and cash equivalents (including the then outstanding $30.0 million drawn on the RCF), $10.9 million in receivables from gold sales and $8.2 million in gold on hand.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources".

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income of the Company for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars, except per share amounts)	$	$	$	$
Share of net earnings related to joint venture	3,448	5,587	22,535	40,468
Service fee earned as operators of joint venture	1,284	1,234	3,764	3,677
General and administrative expenses	(2,665)	(5,183)	(10,368)	(11,415)
Exploration and evaluation expenditures	(148)	-	(521)	-
Income from operations and joint venture	1,919	1,638	15,410	32,730
Finance income	2,220	1,571	6,818	7,062
Finance expense	(11)	(12)	(43)	(35)
Foreign exchange (loss) gain	(10)	8	(35)	(52)
Net income and comprehensive income after tax for the period	4,118	3,205	22,150	39,705

Income per share:
Basic	0.02	0.01	0.10	0.18
Diluted	0.02	0.01	0.10	0.18

Weighted average number of shares outstanding:
Basic	224,943,453	223,648,336	224,656,842	223,474,084
Diluted	225,065,576	225,939,861	225,106,106	224,768,772

Share of net earnings related to the AGM JV

As the Company equity accounts for its interest in the JV, the Company recognized its 45% interest in the net earnings of the JV totaling $3.4 million and $22.5 million for the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - share of net earnings of $5.6 million and $40.5 million).

Service fee earned as operators of the AGM JV

Under the terms of the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.5 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three and nine months ended September 30, 2021, the Company earned a gross service fee of $1.6 million (less withholding taxes payable in Ghana of $0.3 million) and $4.7 million (less withholding taxes of $0.9 million), respectively.

During the three and nine months ended September 30, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million) and $4.6 million (less withholding taxes of $0.9 million), respectively.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

General and administrative expenses

G&A expenses for the three and nine months ended September 30, 2021 and 2020 comprised:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Wages , benefits and consulting	(1,778)	(3,922)	(6,273)	(7,548)
Office, rent and administration	(360)	(170)	(871)	(557)
Professional and legal	(118)	(311)	(479)	(835)
Sha re-based compensation	(173)	(497)	(2,106)	(1,476)
Travel, marketing, investor relations and regulatory	(199)	(243)	(528)	(876)
Depreciation and other	(37)	(40)	(111)	(123)
Total G&A expense	(2,665)	(5,183)	(10,368)	(11,415)

G&A expenses in Q3 2021 were $2.5 million lower than Q3 2020 primarily due to a $2.1 million decrease in wages, consulting and benefits costs as the prior period contained non-recurring costs associated with the intended closure of the Company's former Johannesburg office. In addition, share-based compensation expense was $0.3 million lower during the current period as a result of a decrease in the fair value of underlying long-term incentive plan awards.

G&A expenses for the nine months ended September 30, 2021 were $1.0 million lower than the comparative period in 2020 primarily due to a $1.3 million decrease in wages, benefits and consulting costs for the reason mentioned above, partly offset by severance payouts to a former executive of the Company. Additionally, there was a $0.4 million reduction in regulatory costs and legal fees related to filing of the Company's base shelf prospectus and entering into an ATM sales agreement in Q2 2020 (refer to section "7. Liquidity and capital resources"). Partly offsetting these decreases was a $0.6 million increase in share-based compensation expense resulting from granting deferred share units to directors of the Company which have no specific vesting conditions and as such the expense is recognized immediately on the grant date.

Exploration and evaluation expenditures

During the three and nine months ended September 30, 2021, the Company incurred $0.1 million and $0.5 million of exploration expenses related to its Mali properties. Exploration expenditures included license fee renewals, soil sampling and a detailed mapping program to identify targets for trenching and potential future drilling programs.

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV and interest earned on cash balances. For the three and nine months ended September 30, 2021, the Company recognized $2.2 million and $6.8 million, respectively, of finance income which was primarily related to positive fair value adjustments of $2.2 million and $6.6 million, respectively, on the Company's preferred share investments in the JV.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

During the three and nine months ended September 30, 2020, the Company recognized $1.6 million and $7.1 million of finance income which was primarily related to changes in fair values of the Company's preferred share investments in the JV.

5. Selected quarterly financial data

The following table provides a summary unaudited financial data for the last eight quarters. Except for basic and diluted income per share, the totals in the following table are presented in thousands of US dollars.

		2021			2020			2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Share of net earnings related to joint venture	3,448	5,713	13,374	18,691	5,587	14,347	20,534	-
Service fee earned as operators of joint venture	1,284	1,240	1,240	1,240	1,234	1,221	1,222	1,223
General and administrative expenses	(2,665)	(3,779)	(3,924)	(3,342)	(5,183)	(3,558)	(2,674)	(2,368)
Exploration and evaluation expenditures	(148)	(373)	-	-	-	-	-	-
Income (loss) from operations and joint venture	1,919	2,801	10,690	16,589	1,638	12,010	19,082	(1,145)
Other income (expenses)	2,199	2,203	2,338	1,082	1,567	2,684	2,724	(20,060)
Net income (loss) after tax for the period	4,118	5,004	13,028	17,671	3,205	14,694	21,806	(21,205)
Basic and diluted income (loss) per share	$0.02	$0.02	$0.06	$0.08	$0.01	$0.07	$0.10	($0.09)

EBITDA[1]	1,946	2,876	10,664	16,458	1,606	12,069	19,046	(1,200)
Adjusted EBITDA[1]	6,216	6,110	15,829	20,389	6,478	18,489	21,883	12,584

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM life of mine ("LOM") plan which was presented as finance expense. In addition, the Company did not recognize any earnings from the JV due to an impairment recorded at the JV level.

The increase in net earnings related to the JV during 2020 and 2021 was primarily due to higher realized gold prices.  However, during Q3 2020, net earnings related to the JV were lower relative to the other quarters in 2020 due to transitioning mining operations from Nkran to solely Esaase and Akwasiso. In addition, net earnings during Q2 2021 and Q3 2021 were lower relative to Q1 2021 due to ore being sourced from Esaase and low grade stockpiles while Akwasiso Cut 3 waste stripping was ongoing.

The increase in EBITDA and Adjusted EBITDA1 during 2020 and Q1 2021 was primarily a result of the improvement in the Company's interest in the AGM's net income, while the decrease in EBITDA and Adjusted EBITDA1 in Q2 2021 and Q3 2021 was due to the AGM's lower mine operating income.

1  See "8. Non-IFRS measures"

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

6. Guidance and outlook

2021 Guidance for the Asanko Gold Mine (100% basis)

For 2021, the AGM's expected full year gold production has been revised from 225,000 to 245,000 ounces to 215,000 to 220,000 ounces due to lower mined grades at Esaase and the resulting impact on plant recovery, while AISC1 guidance was revised in Q2 2021 from $1,350 to $1,450/oz (previously $1,100 to $1,300/oz).

The mine plan for Q4 2021 plans to source ore primarily from Akwasiso and Esaase. These ore sources are expected to be augmented where necessary with run‐of‐mine stockpile material.

Sustaining capital expenditures, which are included in AISC1, remain forecast at $20 million (spend to date: $13.0 million), the majority of which is $13 million for a TSF lift (spend to date: $8.9 million).

Development capital is forecast at $16 million (revised from $23 million in Q2 2021, which had previously been revised in Q2 2021 from $18 million) due to a change in timing of certain development activities and also includes costs, as previously disclosed, related to completion of the Tetrem village relocation and construction of water treatment plants at Obotan and Esaase (spend to date: $11.0 million).

In addition, exploration expenditure is forecast at $17 million (previously $20 million), mainly around the Miradani mineralized trend and Abore (spend to date: $11.0 million).  The change in forecast exploration expenditure is due to a change in timing of exploration activities.

2021 Guidance	FY 2020 (Actual)	FY 2021 (Guidance)	Q3 2021 (Actual)	YTD 2021 (Actual)
Gold production (oz)	249,904	215,000 - 220,000 (revised)	49,543	159,963
AISC[1] ($/oz)	1,115	1,350 - 1,450 (revised)	1,598	1,397

Mineral Resource and Reserve Update

The Company continues to work with its JV partner to publish an updated Mineral Resource and Reserve Estimate for the AGM, with an anticipated effective date of December 31, 2021, which is expected to be released in Q1 2022. The Company previously expected to release its Mineral Resource and Reserve update in Q4 2021, however work remains ongoing with our JV partner to finalize the Mineral Resource and Reserve models. The Mineral Resource and Reserve Estimate is expected to incorporate new exploration and infill drilling, higher commodity price assumptions, in-pit mapping information and refined grade estimations which the Company believes will result in a further improvement of the understanding of the ore bodies within the AGM's mineral concessions. The resulting Mineral Resource and Reserve Estimate is expected to reflect the ongoing efforts by the Company and its JV partner to achieve the best value from the AGM in the context of the current operating and metal price environment.

1  See "8. Non-IFRS measures"

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the September 30, 2021 and December 31, 2020 balances below do not include any assets or liabilities of the JV.

	September 30, 2021	December 31, 2020
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	55,842	62,151
Other current assets	6,915	3,390
Non-current assets	163,726	138,049
Total assets	226,483	203,590

Current liabilities	2,882	3,618
Non-current liabilities	750	1,089
Total liabilities	3,632	4,707

Working capital	59,875	61,923

Total equity	222,851	198,883

Total common shares outstanding	224,943,453	224,253,522
Total options outstanding	11,805,170	8,330,820

Key financial ratios
Current ratio	21.78	18.12
Total liabilities -to-equity	0.02	0.02

Subsequent to the JV transaction with Gold Fields, other than the JV service fee, the Company has no current direct sources of revenue and any cash flows generated by the AGM are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance, zero debt and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

The Company expects to collect a portion of its receivable due from the JV during Q4 2021 once certain regulatory approvals are obtained from the Ghana Investment Promotion Centre.

ATM Offering

On June 25, 2020, the Company entered into an ATM agreement with H.C. Wainwright & Co. and Cormark Securities (the "Agents"). Under the ATM agreement, the Company may, at its discretion and from time-to-time during the term of the ATM agreement, sell through the Agents common shares of the Company for aggregate gross proceeds to the Company of up to $50.0 million (the "Offering").

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

As of September 30, 2021, the Company had not issued any common shares under the Offering.

Commitments

The following table summarizes the Company's contractual obligations as at September 30, 2021 and December 31, 2020. Note the following table excludes commitments and liabilities of the JV as at September 30, 2021 and December 31, 2020.

The following table summarizes the Company's contractual obligations as at September 30, 2021 and December 31, 2020. Note the following table excludes commitments and liabilities of the JV as at September 30, 2021 and December 31, 2020.

					Total	Total
(in thousands of US dollars)	Within 1 year	1 -3 years	4 -5 years	Over 5 years	September 30, 2021	December 31, 2020
Accounts payable and accrued liabilities	1,755	-	-	-	1,755	2,478
Long-term incentive plan (cash-settled awards)	1,022	411	-	-	1,433	1,714
Corporate office leases	132	273	129	-	534	627
Total	2,909	684	129	-	3,722	4,819

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $5.9 million.

Contingencies

Due to the nature of its business, the Company and/or the AGM JV may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Cash flows

The following table provides a summary of the Company's cash flows for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating cash flows before working capital changes	(1,318)	(3,406)	(4,970)	(6,284)
Operating activities	(2,835)	(2,984)	(10,648)	(4,845)
Investing activities	45	174	3,874	37,902
Financing activities	106	1,339	474	(650)
Impact of foreign exchange on cash and cash equivalents	(22)	11	(9)	(27)
(Decrease) increase in cash and cash equivalents during the period	(2,706)	(1,460)	(6,309)	32,380
Cash and cash equivalents, beginning of period	58,548	64,949	62,151	31,109
Cash and cash equivalents, end of period	55,842	63,489	55,842	63,489

Cash used in operating activities

During Q3 2021, the Company utilized cash flows in operations of $2.8 million (three months ended September 30, 2020 - utilized cash flows in operations of $3.0 million) resulting from corporate head office expenses.

During the nine months ended September 30, 2021, the Company utilized cash flows in operations of $10.6 million (nine months ended September 30, 2020 - utilized cash flows in operations of $4.8 million) primarily resulting from corporate head office expenses, a $2.0 million decrease in accounts payable and accrued liabilities and a $3.3 million increase in receivables. The change in cash flows used in operating activities from 2020 to 2021 was primarily due to a reduction in accounts payable and accrued liabilities associated with the payment of short-term and long-term incentive plan awards and an increase in receivables related to the Company's JV service fee.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

Cash provided by investing activities

During the three months ended September 30, 2021, cash inflows from investing activities of $45 comprised interest earned on cash balances. During the nine months ended September 30, 2021, cash inflows from investing activities of $3.9 million included a $5.0 million distribution from the JV in the form of a preference share redemption which was partly offset by an acquisition of exploration properties in Mali for $1.5 million.

During the three and nine months ended September 30, 2020, the Company generated cash of $0.2 million and $37.9 million, respectively, through investing activities, as the Company received distributions from the JV in the form of preference share redemptions.

Cash provided by (used in) financing activities

During the three and nine months ended September 30, 2021, cash provided by financing activities of $0.1 million and $0.5 million, respectively, related to proceeds received upon exercise of stock options which was partly offset by lease payments on corporate office space.

During the three months ended September 30, 2020, cash provided by financing activities of $1.3 million related to proceeds received upon exercise of stock options which was partly offset by lease payments on corporate office space.

During the nine months ended September 30, 2020, cash used in financing activities of $0.7 million related to $2.3 million of share repurchases under the Company's normal course issuer bid and $0.1 million in lease payments on corporate office space. These factors were partly offset by $1.7 million of proceeds received upon exercise of stock options.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-IFRS performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate operating cash costs and total cash costs per ounce differently.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM to production costs of the AGM on a 100% basis (the nearest IFRS measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported[2]	57,531	63,454	176,840	149,514
Other adjustments[3]	(230)	(656)	(1,026)	(822)
Adjusted production costs	57,301	62,798	175,814	148,692
Share-based payment expense included in production costs	212	(444)	(36)	(829)
By-product revenue	(112)	(256)	(514)	(686)
Total operating cash costs	57,401	62,098	175,264	147,177
Royalties	4,264	5,035	14,565	15,351
Total cash costs	61,665	67,133	189,829	162,528
Gold ounces sold	48,435	53,975	164,708	183,152
Operating cash costs per gold ounce sold ($/ounce)	1,185	1,150	1,064	804
Total cash costs per gold ounce sold ($/ounce)	1,273	1,244	1,153	887

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-IFRS performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Other companies may calculate all-in sustaining costs per ounce differently. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	61,665	67,133	189,829	162,528
General and administrative expenses - JV [4]	2,168	2,223	7,530	5,727
Sustaining capital expenditures (see table below)	6,343	3,562	13,032	11,544
Sustaining capitalized stripping costs	4,654	3,392	8,581	7,455
Reclamation cost accretion	298	126	887	376
Sustaining lease payments	2,139	3,708	9,999	12,091
Interest on lease liabilities	121	149	284	636
All-in sustaining cost	77,388	80,293	230,142	200,357
Gold ounces sold	48,435	53,975	164,708	183,152
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,598	1,488	1,397	1,094
Average realized price per gold ounce sold ($/ounce)	1,758	1,861	1,765	1,673
All-in sustaining margin ($/ounce)	160	373	368	579
All-in sustaining margin	7,750	20,133	60,613	106,045

4 Excluded from the G&A costs of the AGM is a credit to non-cash share-based compensation expense of $55 and an expense of $37 for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - expense of $142 and $278, respectively).

For the three and nine months ended September 30, 2021, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.2 million and $3.7 million, respectively, which excludes non-cash share-based compensation expense, depreciation expense and severance payouts totaling $0.2 million and $2.9 million, respectively (three and nine months ended September 30, 2020 - G&A expenses, net of the JV service fee, of $1.2 million and $3.9 million, respectively, which excludes non‐cash share‐based compensation expense of $0.5 million and $1.5 million, respectively).

The Company's attributable gold ounces sold for the three and nine months ended September 30, 2021 was 21,796 and 74,119, respectively (three and nine months ended September 30, 2020 - 24,289 and 82,418 gold ounces, respectively), resulting in additional all-in sustaining cost for the Company of $54/oz and $50/oz for the periods presented, respectively, in addition to the AGM's all-in sustaining cost presented in the above table (three and nine months ended September 30, 2020 - $49/oz and $47/oz, respectively).

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
Investing cash flows of the AGM	12,391	18,972	33,112	46,854
Less:
Sustaining capitalized stripping costs	(4,654)	(3,392)	(8,581)	(7,455)
Non-sustaining capital expenditures	(2,616)	(14,242)	(13,230)	(28,460)
Change in AP related to capital expenditures not included	1,175	2,155	1,602	391
Interest income received	47	69	129	214
Total sustaining capital expenditures	6,343	3,562	13,032	11,544

 The majority of the non-sustaining capital expenditures during the three and nine months ended September 30, 2021 related to the relocation of the Tetrem village near the Esaase deposit and construction of water treatment plants at Obotan and Esaase.

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020. All adjustments are shown net of estimated income tax.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars )	$	$	$	$
Net income for the period	4,118	3,205	22,150	39,705
Add back (deduct):
Depreciation and depletion	37	(40)	111	(123)
Finance income	(2,220)	(1,571)	(6,818)	(7,062)
Finance expense	11	12	43	35
EBITDA for the period	1,946	1,606	15,486	32,555
Add back (deduct):
Adjustment for long-term incentive plan compensation	247	(497)	1,401	(1,476)
Share of net earnings related to joint venture	(3,448)	(5,587)	(22,535)	(40,468)
Galiano's attributable interest in JV Adjusted EBITDA (below)	7,471	10,956	33,803	54,115
Adjusted EBITDA for the period	6,216	6,478	28,155	44,726

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars)	$	$	$	$
JV net income for the period	7,668	12,426	50,103	89,972
Add back (deduct):
JV depreciation and depletion	10,516	14,803	32,925	40,486
JV finance income	(58)	(64)	(168)	(223)
JV finance expense	614	890	2,256	2,112
JV EBITDA for the period	18,740	28,055	85,116	132,347
Add back (deduct):
JV mining contractor lease payments (capitalized leases)	(2,139)	(3,708)	(9,999)	(12,091)
JV Adjusted EBITDA for the period	16,601	24,347	75,117	120,256
Galiano's attributable interest in JV Adjusted EBITDA for the period	7,471	10,956	33,803	54,115

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee; and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by Shika Group Finance (of which shares each partner holds 132.4 million preferred shares as at September 30, 2021, after redemptions paid by the JV in 2019, 2020 and 2021) and finally as dividends on common shares of the JV companies (which the JV partners own 45% each with the Government of Ghana holding 10%).

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its unaudited condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest IFRS measures), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities	26,473	18,526	72,649	104,325

Less:
Cash flows used in investing activities	(12,391)	(18,972)	(33,112)	(46,854)
Mining contractor lease payments (capitalized leases)	(2,139)	(3,708)	(9,999)	(12,091)
Free Cash Flow for the period	11,943	(4,154)	29,538	45,380

9. Summary of outstanding share data

As of the date of this MD&A, there were 224,943,453 common shares of the Company issued and outstanding and 11,805,170 stock options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 236,748,623.

10.  Related party transactions

As at September 30, 2021, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and nine months ended September 30, 2021, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the three and nine months ended September 30, 2021, other than compensation paid to key management personnel, the only related party transactions were with the JV in respect of the Company's service fee as operator of the AGM. For the three and nine months ended September 30, 2021, the service fee was comprised of a gross service fee of $1.6 million and $4.7 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.9 million (three and nine months ended September 30, 2020 - gross service fee of $1.5 million and $4.6 million, respectively, less withholding taxes payable in Ghana of $0.3 million and $0.9 million).  As at September 30, 2021, the Company had a $6.0 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2020 - $2.7 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2020 and 2019.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the period

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

There were no new standards effective January 1, 2021 that had an impact on the Company's unaudited condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company or the JV, have been issued but are not yet effective as of September 30, 2021:

Amendment to IAS 16

On May 14, 2020, the IASB amended IAS 16 "Property, Plant and Equipment" to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company does not expect the amendments to IAS 16 to have a significant impact on its or the JV's financial statements.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three and nine months ended September 30, 2021. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

Mine Plan

The Company and its JV partner are currently in the process of preparing a new LOM plan and undertaking other technical work at the AGM, which it expects will be included in an updated Mineral Resource and Reserve Estimate with an anticipated effective date of December 31, 2021. The JV has not yet finalized this technical work or the new LOM plan and, once finalized, the LOM plan (and the updated Mineral Resource and Reserve Estimate) may include changes to the assumptions, estimates, parameters and plans reflected in the AGM's current LOM plan including, but not limited to, changes to the current estimates of in‐situ ounces, ore tonnes to be mined in future periods, strip ratios, head grades, recovery rates, gold price assumptions, mining costs, processing costs, trucking costs, capital and closure costs, as well as discount rates.  Changes to any of these factors may result in negative impacts on the project economics of the AGM, which may impact the Company's equity investment in the JV and the valuation of its preferred shares in the JV. Changes in the new LOM plan from the current LOM plan in a manner that reduces the economic benefit to the Company of its interest in the AGM, including reductions in net present values and internal rates of return, could materially impact the Company's future financial performance.

Financial instruments

As at September 30, 2021, the Company's financial instruments consist of cash and cash equivalents, receivable due from related party, preferred shares in the JV, accounts payable and accrued liabilities and long-term incentive plan liabilities. The Company classifies cash and cash equivalents and the related party receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost. The preferred shares in the JV and the long-term incentive plan liabilities are a financial asset and a financial liability, respectively, measured at fair value through profit or loss, and both fall within Level 3 of the fair value hierarchy.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 21 of the consolidated annual financial statements for the years ended December 31, 2020 and 2019.  There were no material changes to credit risk, liquidity risk or market risk during the nine months ended September 30, 2021.

Coronavirus

The outbreak of COVID-19 has had a negative impact on global financial conditions and has spread globally, including to Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's or JV's business, financial condition and results of operations and the market price of the Company's common shares.

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended September 30, 2021, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified person

The exploration information in this MD&A has been reviewed and approved by Mr. Greg Collins, Vice President Exploration, of Galiano Gold Inc. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, please see the Company's news releases dated February 1, 2021, February 25, 2021, and May 20, 2021, and filed on the Company's SEDAR profile at www.sedar.com.  All other technical content in this MD&A has been approved by Mr. Eric Chen, Vice President Technical Services, of Galiano Gold Inc. Both Mr. Collins and Mr. Chen are "Qualified Persons" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below) and the timing for the release of such estimations;
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  cost savings due to initiative to review and improve the AGM's supply chain and procurement processes over the life of mine;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  delivery of maiden resource estimate for Miradani North in Q1 2022;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM's ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the development of Akwasiso Cut 3 with stripping activities on schedule for ore delivery in Q4 2021;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not materially impact its 2021 production and cost guidance;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
  the Company's continued work to advance a study to refine the structural, geological and mineralization models for Esaase augmented with a targeted infill drilling program and the further investigations to examine the modeling methodologies and data density;
  the next stage of the Company's drilling efforts;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  independent human rights impact assessment of the AGM to be completed in Q4 2021 which may result in additional changes to the Company's governance practices;
  unanticipated reclamation expenses;
  changes in accounting policies;
  higher mined grades than plant feed grades;
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  the results of the Company's ongoing work on the new LOM plan for the AGM may have an impact on the projected life of mine cash flows of the AGM;
  risks related to the market price of common shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this document under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2021 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

GALIANO GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  All SEC reporting companies, other than those who file under the Canada-U.S. Multijurisdictional Disclosure System ("MJDS"), are required to comply with the new rules for their first fiscal year beginning on or after January 1, 2021 (the "SEC Modernization Rules"). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign private issuer" under the U.S. Exchange Act that files annual reports or registration statements with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable. Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.